EXHIBIT 99.2

News

Merisel, Inc. Postpones Special Stockholder Meeting to Consider Approval of its Agreement to be Acquired by an Affiliate of American Capital Strategies, Ltd.

[American Capital Strategies, Ltd. Purports to Terminate Merger Agreement]

New York, New York – Jun 10, 2008 – Merisel, Inc. (OTC: MSEL.pk) (“Merisel”) a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, announced on March 28, 2008 that it had entered into an agreement and plan of merger (the “Merger Agreement”) to be acquired by TU Holdings, Inc. (“TU Holdings”), a wholly owned portfolio company of American Capital Strategies, Ltd., for $5.75 per share in cash.

As previously disclosed, on May 30, 2008, the Company received a letter from ACAS (the “May 30th Letter”) claiming, among other things, that the Company has experienced a Company Material Adverse Effect (as defined the Merger Agreement) and that, as a result, the conditions to the obligation of TU Holdings to consummate the Merger would not be satisfied.  On June 6, 2008, the Company disclosed that its counsel, on its behalf, had sent a letter to ACAS’ counsel responding to the May 30th Letter and disputing ACAS’ claims.  In addition, in the letter from its counsel, the Company reiterated its belief that the Company has not experienced and is not experiencing a Material Adverse Effect, that it was and is in compliance with all of its obligations under the Merger Agreement and that the Company expected ACAS to consummate the transactions contemplated by the Merger Agreement.

Last evening, the Company received a letter from ACAS (the “June 9 Letter”), purporting to terminate the Merger Agreement on grounds that the Company has experienced a Material Adverse Effect and that certain representations and warranties made by the Company in the Merger Agreement were untrue when made. Among other things, the June 9 Letter also alleges that the Company has breached its obligations under the Merger Agreement by not providing ACAS information relating to its financial performance from and after April 1, 2008.  The Company strenuously denies these claims.  Further, the Company believes that the so-called “termination” of the Merger Agreement is invalid, and that the Merger Agreement remains in full force and effect.

Under the circumstances, however, the Board of Directors of the Company determined that it should postpone the special meeting of the Company’s stockholders, that had been called for the purpose of adopting the Merger Agreement and was otherwise scheduled to take place today (the “Special Meeting”), pending a further determination as to the appropriate course of action to be taken by the Company.  No date has been fixed by the Board for the Special Meeting to take place.  The Company intends to pursue all rights, remedies and alternatives available to it in order to safeguard the interests of its stockholders.

If TU Holdings breaches its covenant to consummate the Merger contained in the Merger Agreement, and Merisel terminates the Merger Agreement on account of such breach, TU Holdings and ACAS are obligated to pay Merisel a $3.5 million reverse termination fee as Merisel’s sole and exclusive remedy under the Merger Agreement.  Merisel cannot compel TU Holdings or ACAS to complete the Merger.  A more detailed discussion of the provisions contained in the Merger Agreement with respect to the reverse termination fee and the remedies available to Merisel is set forth in the sections entitled “The Merger Agreement – Effects of Terminating the Merger Agreement” and “The Merger Agreement – Limited Remedies; Maximum Recovery” in the Proxy Statement.

Cautionary Statement

This press release contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can generally be identified by the use of words such as “expects,” “believes,” “anticipates,” or words of similar import.  Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements.  Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans, expectations and projections about future events, outcomes and trends.  As such, they are subject to numerous risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or failure to complete the Merger.  Actual events, results and performance may be significantly different from expectations.  The Company undertakes no obligation to update any such forward-looking statements.  The risk factors listed in the Proxy Statement and in Merisel’s annual report on Form 10-K for the year ended December 31, 2006 and subsequently filed Forms 10-Q and 8-K also provide examples of risks, uncertainties and events that could cause actual events, outcomes and results to differ materially from those contained in forward-looking statements.  The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to update such forward-looking statements.

Important Merger Information

In connection with the Special Meeting, the Company filed a definitive proxy statement with the Securities and Exchange Commission on May 9, 2008 (the “Proxy Statement”), and disseminated the same to stockholders entitled to vote at the Special Meeting.  The Company’s stockholders and investors are urged to read the Proxy Statement because it contains important information about Merisel, the Merger and related matters.  Investors and stockholders may obtain free copies of the Proxy Statement and other documents filed with the SEC at the SEC’s website at www.sec.gov.  A free copy of the Proxy Statement may also be obtained from Merisel, Inc., 127 West 30th Street, 5th Floor, New York, New York 10001, Attn. Jon Peterson.

About Merisel
Merisel, headquartered in New York, N.Y. is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies:  ColorEdge, Crush Creative, Comp 24, It’s in the Works, Dennis Curtin Studios, AdProps, and Fuel Digital. Merisel has sales offices in New York City, Atlanta, Los Angeles, Orlando, and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Jon Peterson
(212) 502-6570
jon.peterson@merisel.com